02037127

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended November 30, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number 1-368-2

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees Thrift Plan of Texaco Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ChevronTexaco Corporation
575 Market Street
San Francisco, CA 94105

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 20, 2002

Lydia I. Beebe

ChevronTexaco Corporation, Plan Administrator
By: Lydia I. Beebe, Secretary
ChevronTexaco Corporation

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Auditors dated May 3, 2002.
2	Financial Statements of the Employees Thrift Plan of Texaco Inc. for the plan year ended November 30, 2001, prepared in accordance with the financial reporting requirements of ERISA.

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72672) of ChevronTexaco Corporation of our report dated May 3, 2002 relating to the financial statements, which appear in this Form 11-K.

Morris, Davis & Chan

May 3, 2002

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

Exhibit 2

EMPLOYEES THRIFT PLAN OF TEXACO INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

TOGETHER WITH
REPORT OF INDEPENDENT AUDITORS

NOVEMBER 30, 2001 AND 2000

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

EMPLOYEES THRIFT PLAN OF TEXACO INC.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Plan Participants and
Plan Administrator
Employee Thrift Plan of Texaco Inc.:

We have audited the accompanying statement of net assets available for benefits of the **Employee Thrift Plan of Texaco Inc.** (the Plan), as of November 30, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of November 30, 2000 were audited by other auditors whose report dated May 18, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules of assets held for investment purposes as of November 30, 2001 and reportable transactions for the year then ended, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. These supplementary schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

May 3, 2002

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

EMPLOYEES THRIFT PLAN OF TEXACO INC.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

NOVEMBER 30, 2001

(thousands of dollars)

	Participant Directed	Non-Participant Directed	Total
Assets			
Investments - at fair value:			
ChevronTexaco Corporation			
common stock	$ 527,741	$ 795,352	$ 1,323,093
Fund investments	1,239,746	-	1,239,746
Loans to participants	52,001	-	52,001
Total investments	1,819,488	795,352	2,614,840
Receivables:			
Employer's contribution	-	31,434	31,434
Employees' contribution	2,079	-	2,079
Employees' loans receivable	1,049	-	1,049
Accrued dividends	4,353	6,577	10,930
Total receivables	7,481	38,011	45,492
Cash equivalents	-	94	94
Total assets	1,826,969	833,457	2,660,426
Liabilities			
Accrued dividend payable	-	211	211
Total liabilities	-	211	211
Net assets available for benefits	$ 1,826,969	$ 833,246	$ 2,660,215

The accompanying notes are an integral part of these financial statements.

EMPLOYEES THRIFT PLAN OF TEXACO INC.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

NOVEMBER 30, 2000

(thousands of dollars)

	Participant Directed	Non-Participant Directed	Total
Assets			
Investments - at fair value:			
Texaco Inc. common stock	$ 522,553	$ 719,048	$ 1,241,601
Fund investments	1,283,797	-	1,283,797
Loans to participants	56,026	-	56,026
Total investments	1,862,376	719,048	2,581,424
Receivables:			
Employer's contribution	-	18,985	18,985
Employees' contribution	1,975	-	1,975
Employees' loans receivable	1,220	107	1,327
Accrued dividends	-	4,259	4,259
Total receivables	3,195	23,351	26,546
Cash equivalents	5,510	-	5,510
Total assets	1,871,081	742,399	2,613,480
Liabilities			
Interest payable	-	355	355
ESOP notes payable	-	8,453	8,453
Total liabilities	-	8,808	8,808
Net assets available for benefits	$ 1,871,081	$ 733,591	$ 2,604,672

The accompanying notes are an integral part of these financial statements.

EMPLOYEES THRIFT PLAN OF TEXACO INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED NOVEMBER 30, 2001

(thousands of dollars)

	Participant Directed	Non-Participant Directed	Total
Additions			
Contributions:			
Employer contributions	$ -	$ 59,440	$ 59,440
Participant contributions	47,778	-	47,778
Participant rollovers	6,045	-	6,045
Total contributions	53,823	59,440	113,263
Investment income:			
Interest	4,501	-	4,501
Dividends	79,968	22,835	102,803
Total investment income	84,469	22,835	107,304
Realized gain on investments	40,437	30,277	70,714
Unrealized appreciation (depreciation) on investments	(84,754)	26,731	(58,023)
Total additions	93,975	139,283	233,258
Deductions			
Distribution to participants	138,087	54,050	192,137
Total deductions	138,087	54,050	192,137
Net increase (decrease)	(44,112)	85,233	41,121
Net assets available for benefits:			
Beginning of year, as previously reported	1,871,081	733,591	2,604,672
Prior period adjustment	-	14,422	14,422
Beginning of year, as restated	1,871,081	748,013	2,619,094
End of year	$ 1,826,969	$ 833,246	$ 2,660,215

The accompanying notes are an integral part of these financial statements.

EMPLOYEES THRIFT PLAN OF TEXACO INC.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2001 AND 2000

Note 1. Description of the Plan

In addition to the following, participants should refer to the Summary Plan Description of the Employees Thrift Plan of Texaco Inc. (the Plan) for a more complete description of the Plan's provisions.

Effective Date of Plan. The Plan became effective September 1, 1982, as a result of the spinoff from the Employees Savings Plan of Texaco Inc. (the Savings Plan). The Plan was subsequently amended, effective December 16, 1988, to combine a profit-sharing plan under Section 401(a) of the Internal Revenue Code, as amended (Code), and a stock bonus and leveraged employee stock ownership plan (ESOP) under Sections 401(a) and 4975(e)(7) of the Code. The profit-sharing plan includes a qualified cash or deferred arrangement under Section 401(k) of the Code.

The Plan is a defined contribution plan, which is subject to and complies with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The funds in the Plan are held in trust under one or more trust agreements.

Effective March 1, 2000, a resolution was adopted to merge the Savings Plan into the Plan. Participants in the Savings Plan became participants in the Plan on that date, and the Savings Plan's assets of $80.7 million were transferred to the Plan on May 31, 2000. Effective October 9, 2001, Texaco Inc. became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation. Shareholders of Texaco Inc. common stock, including Plan participants, received 0.77 shares of ChevronTexaco common stock in exchange for each share of Texaco Inc. common stock. Subsequently, plan sponsorship was transferred from Texaco Inc. to ChevronTexaco Corporation, and the ESOP feature was terminated on the merger date.

Eligibility. Employees of Texaco Inc. or a participating company (Company) are eligible to participate in the Plan if they are on a U.S. dollar payroll and are not represented by a labor organization or are represented by a labor organization that has bargained for and agreed to participation in the Plan. Eligible employees may contribute to the Plan beginning with the first month following their employment. These employees are eligible for the Company's monthly ESOP allocation after completing one year of Eligibility Service (1,000 hours of service within a 12-month period ending on the employee's anniversary of employment). Independent contractors and leased employees are not eligible to participate in the Plan.

Participant Accounts. Funds for the participant's benefit are held in an ESOP Account and an Employee Account (collectively referred to herein as a participant's Thrift Plan Account). The ESOP Account is comprised of allocations of Company ESOP Common Stock (ESOP Allocations) consisting of ChevronTexaco common stock (Common Stock), including Common Stock which was former Texaco Inc. Series B Preferred Stock converted to Texaco Inc. common stock in 1999 (Converted B), Common Stock acquired with Company contributions under the former Dollar Match Option, and Common Stock dividends which are reinvested in additional shares of Common Stock. ESOP Allocations are normally made monthly in Common Stock to participants' ESOP accounts.

The Employee Account is comprised of all employee contributions, including those made under the former 50¢ and Dollar Match Options, any direct rollover contributions, Company contributions made under the 50¢ Match Option, and earnings on these amounts. The Employee Account may also include amounts held in the Participant's ESOP Account on October 9, 2001, which the Participant was permitted to diversify into his or her Employee Account. Employee contributions in the Employee Account are further designated as pre-tax or after-tax.

Trustees/Custodians. State Street Bank and Trust Company (State Street) is the Custodian and Trustee for the Common Stock held in a participant's ESOP Account and the Company Stock held in a participant's Employee Account in the ChevronTexaco Common Stock Fund. Vanguard Fiduciary Trust Company (Vanguard) is Trustee for securities held in the Employee Account and also serves as the Plan's Recordkeeper. The Trustees have the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreements.

Vesting. All participants in the Plan are fully vested in their Thrift Plan Account at all times.

Sales and Purchases. The Plan restricts sales and purchases of units of the ChevronTexaco Common Stock Fund. Participants are limited to two sales or two purchases each calendar month. Both transactions in a calendar month must be the same type of transaction. The limitation will not apply to any transaction where a participant directs the sale from the ChevronTexaco Common Stock Fund to provide cash for a loan. Furthermore, participants may not buy units of the ChevronTexaco Common Stock Fund within 60 days following the most recent sale of that Fund, and conversely, they may not sell units of the ChevronTexaco Common Stock Fund within 60 days following the most recent purchase of that Fund. No restrictions apply to sales and purchases among the mutual funds.

Base Pay. Base Pay means regular monthly salary or wages, (before any reduction in pay under Section 125, Section 132(f)(4) or Section 401(k) of the Code), including regularly scheduled overtime, but excluding all other overtime, extra pay, shift differentials, bonuses, and living or other allowances. Base Pay also includes the benefits-bearing portion of Texaco's Performance Compensation Program (PCP), solely for purposes of determining the amount of employer ESOP Allocation due to participants who receive an allocation of Common Stock representing their PCP, and for all purposes for Participants who receive their PCP in cash. A participant's annual Base Pay taken into account for any purpose under the Plan will not exceed the $170,000 limit under Section 401(a)(17) of the Code, as adjusted from time to time. Changes in Base Pay will be made on the first day of the calendar month that falls on or after the effective date of the change in Base Pay.

Employee Contributions. Participants may contribute on a pre-tax or after-tax basis from 3% to 16% of Base Pay. An employee may choose to invest his or her own contributions that are in the Employee Account in shares of Common Stock and/or one or more of the fourteen other investment options available. To receive an ESOP Allocation, an employee must contribute 3% of his or her Base Pay. Contributions in excess of 3% will not result in an increased ESOP Allocation.

Participants may change the percentage they contribute on a pre-tax or after-tax basis, but not retroactively, effective on the first day of any calendar month.

A participant may voluntarily suspend contributions to the Plan at any time, but any such suspension may not be for a period of less than six months, and such suspension will apply simultaneously to both pre-tax and after-tax contributions. Participants can contribute to the Plan as long as they are paid some portion of their Base Pay, and their contributions will be based on the amount of Base Pay actually paid for each pay period.

The plan administrator may reduce the percentage allocated by certain highly compensated employees in order to satisfy the requirements of Section 401(k), Section 401(m) and Section 415 of the Code and other Internal Revenue Code requirements.

ESOP Allocations. Participants will receive a company matching contribution in the form of an ESOP Allocation to their ESOP Account equal to 6% of their monthly Base Pay for each month that they contribute at least 3% of their monthly Base Pay to the Plan. Allocations to participants' ESOP Accounts are normally made on a monthly basis. In November 2000 an advanced ESOP Allocation was made to participants who completed one year of eligibility service by November 1, 2000, and contributed to the Plan in October 2000 (or would have but were prohibited by tax limitations). These participants received an advance ESOP Allocation which offset ESOP Allocations due for the first several months of the plan year beginning December 1, 2000.

During the Plan year ended November 30, 2001, the Plan repaid $8.5 million of the ESOP loan. This represents the final payment on this loan. During the Plan year, the remaining 382,208 shares of ESOP Common Stock were allocated to participants, including the reinvestment of dividends.

Employee Incentive Programs. The PCP may be allocated in Common Stock to participants' accounts. Participants could then choose to keep the stock in their ESOP Accounts, diversify the stock to any of the other investment options offered in the Plan, or sell the stock and receive cash. The award allocation is based on the satisfaction of meeting various performance targets. The 2000 PCP award resulted in an allocation in March 2001 of 499,154 shares of Common Stock valued at $33.2 million to eligible Plan participants. An allocation was made in March 2002 under the 2001 PCP. Under this plan, 278,608 shares of Common Stock were allocated with a value of $23.3 million to eligible Plan participants, which is included in the financial statements as Employer's Contribution Receivable. In addition, a cash contribution of $5.8 million was allocated to eligible Plan participants.

Loans. The Loan feature allows participants to borrow funds from their Thrift Plan Account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their Thrift Plan Account. However, Company ESOP Allocations cannot be sold for purposes of a loan, even though the value is included when determining the maximum loan limit. The minimum loan is $1,000. The minimum term for repayment of any loan is six months and the maximum term is five years. However, the maximum term for repayment of a home loan is 25 years. Loans bear a fixed rate of interest equal to the prime-lending rate published in the Wall Street Journal on the last business day of the month preceding the date the loan is made. Because the loan amounts and repayment provisions meet the requirements of the Code and Department of Treasury (Treasury) regulations, loans are not treated as taxable distributions from the Plan.

The Plan imposes a twelve-month suspension for any loan default during employment and requires repayment of the outstanding balance of any defaulted loans, plus interest accrued, prior to qualifying for any additional loans. Furthermore, retired or terminated employees who default on a loan are not eligible for another loan. Effective July 1, 2000, participants who are former employees may restore a defaulted loan and become eligible to obtain a new loan.

Investment Diversification Election. Any active participant who has attained age 55 and has completed at least ten years of Plan participation can diversify up to 25% of the number of qualifying shares in the participant's ESOP Account annually for five years and 50% each year after until retirement. Eligible participants can elect to diversify qualifying units at any time during the plan year. The diversification percentages are cumulative so that the permitted diversification percentage is reduced by amounts previously diversified. Such directions shall be in accordance with any notice, rulings, or regulations or other guidance issued by the Internal Revenue Service (IRS) with respect to Section 401(a)(28) of the Code. The Plan allows retired and terminated participants to diversify all or part of their ESOP Account at any time after separation from service and reinvest the diversified shares or units within the Plan in any of the available investment options in their Employee Account. If a participant elects to diversify, the proceeds from the sale of Common Stock will be transferred from the participant's ESOP Account to the ChevronTexaco Common Stock Fund in the participant's Employee Account and invested in accordance with his or her directions. No restrictions that apply to funds in ESOP accounts will apply to diversified funds once they are transferred to the Employee Account. Effective October 9, 2001, upon termination of the ESOP portion of the Plan effective with the merger, Participants were permitted to diversify (or withdraw) shares of ChevronTexaco Common Stock and dividends paid on those shares held in their ESOP Account as of October 9, 2001. Any shares of ChevronTexaco Common Stock allocated to participants ESOP Account including dividends paid on those shares after October 9, 2001, are subject to the Plan's pre-merger rules.

Distribution upon Separation from Service. Upon separation of service, participants have the option to withdraw the total value of their Thrift Plan Account or, if a participant's balance is greater than $200, they can defer receiving their distribution until April 1 following the calendar year in which they attain age 70½.

Effective January 1, 2001, retired and terminated Plan participants can leave their Thrift Plan Account in the Plan taking only minimum distributions, beginning at age 70 1/2, as required by current tax law. Previously, the Plan required retired and terminated participants to withdraw their entire account no later than the April 1 following the year in which they reached age 70 1/2.

Also certain grandfathered employees had the right to purchase an annuity with their Plan funds upon retirement or separation due to permanent and total disability. This option has been discontinued January 1, 2001, with a transition period for eligible employees retiring on or before June 1, 2001.

Any participant who elects to defer distribution retains the same rights and privileges as all other Plan participants, except the participant is not eligible to contribute to the Plan.

At such time as the participants are entitled to and elect to receive the total value of their Thrift Plan Account, they shall have the right: (1) to receive a distribution in cash and/or in-kind of the Common Stock held as an investment in their Employee Account and any Common Stock held in their ESOP Account, and (2) to have all other investments held in their Employee Account sold and distributed in cash.

Withdrawals. Participants must have at least three years of Plan participation to be eligible to withdraw their own contributions plus earnings (to the extent such funds are available for withdrawal) from the Plan. Eligible participants are allowed to make partial withdrawals at any time from their Employee Account, provided that at least six months have elapsed since the last partial withdrawal.

Effective July 1, 2000, the Plan was amended to allow retired and terminated participants to make partial withdrawals as frequently as once a month, rather than once every six months.

Participants can elect from a combination of withdrawal options, depending on their years of Plan participation, to effect a withdrawal from their Employee Account. Participants are permitted to make limited in-service withdrawals from the ESOP Account. Distributions of the participant's pre-tax contributions are not permitted until the participant attains age 59 1/2, retires, or separates from service, unless the participant otherwise qualifies for a hardship withdrawal pursuant to the Code and Treasury regulations. Common Stock in the ESOP Account cannot be sold (except to provide proceeds for a loan) or withdrawn during employment, except as provided under Investment Diversification Election described previously.

Securities in the ESOP Account. In 1988, Texaco established a leveraged ESOP as part of the Employees Thrift Plan. The Thrift Plan ESOP loan was satisfied in December 2000.

Dividends on shares of Common Stock in participants' ESOP Accounts are credited quarterly and, reinvested in Common Stock shares. For former Savings Plan participants, dividends on Common Stock transferred to the Plan from participants' ESOP Accounts are paid directly to participants in cash each quarter.

Shares of Common Stock that were purchased with Company Dollar Match contributions have been transferred to the participants' ESOP Accounts. These shares may not be sold or withdrawn during employment, except under the diversification provisions applicable to ESOPs or to provide proceeds for a Plan loan.

Note 2. Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting and investments are reflected at fair value.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America (GAAP), requires management to make estimates and assumptions that affect certain reported accounts and disclosures. Accordingly, actual results may differ from those estimates.

Fair values are determined based on published quotations. Purchases and sales of securities are recorded on a trade-date basis.

Participants' accounts are credited with interest and dividends earned on investments held in their accounts when paid and with gains on sales of investments. Participants' accounts are charged with expenses in connection with the purchase and sale of investments and with losses on the sales of investments.

Market appreciation/depreciation on securities is realized when the investments are sold. Net gains and losses from securities transactions are computed using the average cost method.

The Vanguard, Janus and MAS investments are valued at the per-share quoted net asset value (redemption value) of the respective investment. Vanguard accounts for the funds holding Common Stock and Common Stock acquired with Company contributions under the former Dollar Match Option on the unit basis method.

Trustee fees for State Street are paid by the Company. There are no recordkeeping costs incurred by the Company or participants.

Note 3. Federal Income Taxes

On August 23, 1996, Texaco Inc. received a determination from the IRS that the Plan constitutes a qualified profit-sharing plan, including a leveraged ESOP feature, for the exclusive benefit of employees and their beneficiaries which meets the requirements of Sections 401(a) and 4975(e)(7) of the Code, and that the Trusts related to the Plan are exempt from Federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving a favorable determination letter from the IRS. However, the Plan sponsor and in-house legal counsel are of the opinion that the Plan, as amended, meets the IRS requirements and, therefore, continues to be qualified and the related Trusts continue to be tax-exempt.

Participants are not subject to Federal income tax on the money that the Company allocated to their accounts (including amounts contributed on a pre-tax basis), or that is earned by the accounts, such as interest and dividends, until these amounts are actually paid or distributed to the participant or beneficiary. Participants' withdrawals may be non-taxable, partly taxable, or fully taxable, depending on which contribution sources are being reduced to provide the funds for the withdrawal.

Note 4. Plan Modification or Termination

ChevronTexaco Corporation reserves the right, subject to certain limitations, to change, discontinue or terminate the Plan at any time, and any Company may withdraw from it at any time. If the Plan should be terminated, in whole or in part, or if a modification should adversely affect the rights of participants to the use or withdrawal of their contributions, such participants will be entitled to withdraw the full value of their Thrift Plan Account, to the extent allowed by law. Upon the complete discontinuance of contributions to the Plan on a permanent basis by ChevronTexaco Corporation or by a Company, any participants affected by such action shall be entitled to withdraw the full value of their Thrift Plan Account, to the extent allowed by law.

The Plan Sponsor intends to merge the Plan into the ChevronTexaco Employee Savings Investment Plan during 2002.

Note 5. Reconciliation to Form 5500

The calculation of unrealized appreciation/(depreciation) and realized gains/(losses) differs for financial reporting purposes and the reporting under ERISA. ERISA requires that realized and unrealized gains and losses be determined using the revalued cost method. The revalued cost method requires that the cost basis of all investments be adjusted to their fair value at the beginning of the Plan year. The revalued cost method results in the same aggregate realized and unrealized gain or loss as that determined under GAAP, but results in a different amount for each of the realized and unrealized components. Under ERISA guidelines, unrealized appreciation/ (depreciation) and realized gains/(losses) for the Plan year ended November 30, 2001 were $(1,197,000) and $13,888,000, respectively.

Note 6. Investments

The following investments represented 5% or more of the Plan's net assets available for benefits:

	November 30, 2001		November 30, 2000	
	Participant Directed	Non-Participant Directed	Participant Directed	Non-Participant Directed
	(thousands of dollars)		(thousands of dollars)	
ChevronTexaco Corporation Common Stock	$527,741	$795,352	$ -	$ -
Texaco Corporation Common Stock	-	-	522,553	719,048
Vanguard Prime Money Market Fund	325,939	-	290,371	-
Vanguard 500 Index Fund	264,845	-	309,710	-
Vanguard Windsor II Fund	229,671	-	226,211	-
Vanguard PRIMECAP Fund	163,644	-	199,755	-

Note 7. Prior Period Adjustment

The 2000 Employer Contribution related to the PCP award, which was allocated in March 2001, and the December 2000 ESOP B stock allocation were incorrectly recorded at cost instead of market value in the November 30, 2000 financial statements. Had the amounts been recorded correctly, total additions to net assets for 2000 would have increased by $14.4 million.

Note 8. Reclassification

Certain amounts in the prior year Statement of Net Assets Available for Benefits have been reclassified to conform to the current year presentation.

Note 9. Subsequent Events

Effective December 1, 2001, the ESOP portion of the Thrift Plan was reconstituted after its termination on October 9, 2001, and that portion of the Plan qualifies as an Employee Stock Ownership Plan. The ESOP portion is to invest primarily in shares of Common Stock or Preferred Stock of the Company, and these shares qualify as employer securities within the meaning of Section 409(l) of the Code and Section 407(d)(5) of the Employee Retirement Income Security Act of 1974. The Plan will consist of two components: a profit-sharing and stock bonus plan portion, and an ESOP portion.

Effective February 1, 2002, the ChevronTexaco Common Stock Fund held in the participants' Employee Account has been reconstituted to be part of the Participants' ESOP Account. Additionally, effective January 1, 2002, dividends on Company Stock will be reinvested in additional shares of Company Stock unless the participant elects to be paid in cash.

Effective January 1, 2002, the Plan was amended to conform to certain provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) including a provision which permits the rollover of after-tax contributions from an employer's tax-qualified plan.

Effective April 1, 2002, the Company match under the Plan was increased from 6% to 8% of an eligible participant's base pay.

Additionally, effective April 30, 2002 Vanguard succeeded State Street as Custodian for the Common Stock held in the participant's ESOP account and the Company Stock held in the participants' Employee Account in the ChevronTexaco Common Stock Fund.

EMPLOYEES THRIFT PLAN OF TEXACO INC

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

NOVEMBER 30, 2001

(thousands of dollars)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	ChevronTexaco Corporation	Common Stock 15,563,962 shares	$658,891	$1,323,093
*	Vanguard Prime Money Market Fund	Registered Investment Company 325,939,153 units	325,939	325,939
*	Vanguard Windsor II Fund	Registered Investment Company 9,052,854 units	215,705	229,671
*	Vanguard 500 Index Fund	Registered Investment Company 2,513,951 units	200,441	264,845
*	Vanguard PRIMECAP Fund	Registered Investment Company 3,219,440 units	172,493	163,644
*	Vanguard Balanced Index Fund	Registered Investment Company 2,830,796 units	44,135	50,643
*	Vanguard International Growth Fund	Registered Investment Company 2,235,363 units	40,162	33,061
*	Vanguard Short-Term Corporate Fund	Registered Investment Company 4,363,076 units	46,840	47,514
*	Vanguard Long-Term Corporate Fund	Registered Investment Company 4,451,628 units	38,815	39,352
*	Vanguard Long-Term Treasury Fund	Registered Investment Company 2,991,121 units	31,419	32,932
*	Vanguard Extended Market Index Fund	Registered Investment Company 1,031,715 units	31,479	22,832
*	Vanguard Growth Index Fund	Registered Investment Company 164,809 units	5,335	4,359
	Janus Twenty Fund	Registered Investment Company 229,690 units	14,167	8,926
	Janus Worldwide Fund	Registered Investment Company 162,556 units	10,785	6,951
	MAS Midcap GR Advisor Class	Registered Investment Company 540,921 units	14,773	9,077
*	Participant Loans	5% - 13.3%	-	52,001
	Total investments			$2,614,840

* Party-in-interest.

EMPLOYEES THRIFT PLAN OF TEXACO INC.
SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED NOVEMBER 30, 2001
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) & (f) Lease rental/ expense incurred	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
ChevronTexaco Corp.	Common Stock	$ 137,344	$ -	$ -	$ 137,344	$ 137,344	$ -
ChevronTexaco Corp.	Common Stock	-	175,174	-	107,768	175,174	67,406
The Vanguard Group	Prime Money Market Fund	177,131	-	-	177,131	177,131	-
The Vanguard Group	Prime Money Market Fund	-	143,049	-	143,049	143,049	-